UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Express acquires Slovenian domestic express distribution company ‘Door-to-Door’,
9 June 2005

9 June 2005

TNT EXPRESS ACQUIRES SLOVENIAN DOMESTIC EXPRESS DISTRIBUTION COMPANY 'DOOR-TO-DOOR'

TNT Express - the world's leading business to business express delivery company - today announced that it has acquired 'Door-to-Door', Slovenia's leading domestic transport company.

While TNT has operated in Slovenia through a local agent since 1994, the acquisition of what is the company's strongest partner in the country now confirms TNT's position as the leading express delivery company in Eastern Europe.

'Door-to-Door' was founded in 1991 and currently employs over 200 people. It operates one hub, seven depots and a fleet of 119 vehicles from its main office in Ljubljana. These resources will now be added to the 2,400 employees, 78 depots and 826 vehicles TNT is already deploying in the Eastern European countries. The acquisition of 'Door-to-Door' will create 50 new jobs within the first year of operating under the TNT umbrella and confirms TNT's strong commitment to be the number one transport company in Europe.

Last year, Door-to-Door distributed 1,200,000 domestic consignments and boasts a 98 per cent 'on time' delivery record rate. It offers country-wide overnight domestic distribution services and works with many business sectors including automotive, technology, pharmaceutical and printing industries.

Jack Hereijgers, General Manager East European Associates, TNT Express commented: "We are extremely pleased about this acquisition as 'Door-to-Door' is a respected and professional leader in domestic express distribution with similar values to TNT. It will provide us with a solid foundation from which to develop and grow our domestic and international businesses. We have operated in Slovenia for more than nine years and have a great deal of experience there. However, the extensive and solid network infrastructure of 'Door-to-Door', will allow us to offer our customers an even broader portfolio of services than before."

Robert Lazenski, Managing Director, 'Door-to-Door' said: "This acquisition is extremely exciting for us. TNT Express has the most extensive air and road delivery network infrastructure in Europe and we will be able to take full advantage of this for our traditional domestic customers, as well as for our new commercial target: International customers."

1. TNT Express is the world's leading business to business express delivery company. The company delivers 3.3 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 18,000 road vehicles and 42 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

2. TNT Express employs 43,000 staff worldwide and is the first ever organisation to achieve global recognition as an Investor in People. The company reported sales in 2004 of €4.7 billion. Profits of €373 million earned by TNT Express during 2004 were higher by 35% than the same period in 2003 (€276 million). The TNT Express website is: www.tnt.com

3. TNT N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date:10 June 2005